Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-88 JAPAN
Telephone : (03) 3817- Fax : (03) 3811-

[redacted]

07027368

October.15, 2007

Securities and Exchange Commission
Headquarters
100 F Street, NE Washington, DC 20549
Office of Investor Education and Assistance

SUPPL

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

Very truly yours,

Hidehiro Miyake

Hidehiro Miyake
Finance Group, Director
Finance & Accounting Department
Eisai Co., Ltd.

≠000010-9 XCE 100

Eisai Co., Ltd.
4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan
Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

No. 07-43
FOR IMMEDIATE RELEASE
September 28, 2007

Eisai Co., Ltd.

Eisai Announces Establishment of New Pharmaceutical Marketing Subsidiary in Belgium

Eisai Co., Ltd. (Headquarters: Tokyo, President & CEO: Haruo Naito) announced today that the Company established its pharmaceutical marketing subsidiary, Eisai SA/NV in Belgium. Eisai SA/NV is owned by Eisai Europe Limited (Headquarters: London, President: Yutaka Tsuchiya).

Serving as the regional sales hub for Benelux (Belgium, Netherlands and Luxembourg), which is the sixth largest market in the EU, Eisai SA/NV will start marketing activities in all three Benelux countries hereafter with the focus on the anti-epileptic drugs *Zonegran*® and *Inovelon*®, as well as the non-opioid severe chronic pain agent *Prialt*®. In addition, Eisai SA/NV plans to start co-promotion of its Alzheimer's disease treatment *Aricept*® in Belgium and Luxembourg with its co-promotion partner.

Eisai plans further expansion of its business operations across Europe and will undertake "Independent Marketing" activities by using their own sales and marketing personnel, tailored for each county. Eisai SA/NV is the Company's ninth marketing subsidiary in Europe, and brings the total number of countries where Eisai undertake sales and marketing operations through its own distribution channels to 17, including; the United Kingdom, France, Germany, Italy, Spain, Switzerland, Sweden, Ireland, Austria, Denmark, Finland, Norway, Portugal, Iceland, Belgium, Netherlands, and Luxembourg.

Through stable provision of Eisai's products, further enabled by the establishment of new subsidiaries and branches, Eisai is committed to increasing patient value and fulfilling the diverse needs of patients and their families throughout Europe.

[Company Outline]

Company Name:	Eisai SA/NV
Establishment Date:	September 10, 2007 (Local Time)
Capital:	7 million Euros (approx. 1,100 million yen)
Location:	Brussels, Belgium
Operations:	Promoting the sale of pharmaceutical products

Contacts:

Corporate Communications Department

Eisai Co., Ltd.
TEL: +81-3-3817-5036

END